Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	249420
Date	December 17, 2018

Via EDGAR correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention: Andi Carpenter and Kevin Vaughn

Dear Sirs/Mesdames:

Re:	Body and Mind Inc.
Amendment No. 2 to Registration Statement on Form 10-12G Filed October 30, 2018 File No. 000-55940 Form 10-K for Fiscal Year Ended July 31, 2018 File No. 000-55940

We are counsel for and write on behalf of Body and Mind, Inc. (the “Company”) in response to the United States Securities and Exchange Commission’s (the “Commission”) letter of November 20, 2018 (the “Third Comment Letter”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, (i) an Amendment No. 3 to the Company’s registration statement on Form 10 filed on October 30, 2018 (the “Form 10 Amendment No. 3”) and (ii) responses to the Commission’s comments on the Company’s Form 10-K for the fiscal year ended July 31, 2018 filed on November 14, 2018.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Third Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.

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Commission Comment:

Registration Statement on Form 10, Filed October 30, 2018

Item 2. Financial information

Management’s Discussion and Analysis of Financial Conditions and Results of operations Revenues, page 23

1. In regard to your disclosure based on prior comment 5, please revise to separately quantify the impact of each factor cited for the significant difference in gross margin in future filings. Please refer to Item 303(a) of Regulation S-K and Section I.B. of our release 33- 8350, which can be found at http://www.sec.gov/rules/interp/33-8350.htm.

Company Response:

The Company agrees to separately quantify the impact of each factor cited for the significant difference in gross margin in future filings.

Commission Comment:

Note 12. Business Acquisition, page 64

2. Your response to prior comment six related to your indefinite-lived intangibles appears to present only the factors you believe are in favor of your conclusion and does not adequately the factors that would refute your conclusion. Please provide an updated analysis of the factors that provide both positive and negative evidence for your conclusion that your brands and licenses meet the threshold for an indefinite life under ASC 350-30-35-3 or revise your conclusion accordingly. As part of your analysis, specifically address the following:

Company Response:

The Company’s updated analysis of factors that provide both positive and negative evidence for the Company’s conclusion is provided below:

Factor 1: Expected use of the Asset: Indefinite Life (Positive Evidence)

i.	The limited number issued state of Nevada and Ohio cultivation, production and dispensary licenses is expected to stabilize the cannabis markets within each state, respectively. The Company is aware that other states, which have issued licenses prior to the implementation of Ohio and Nevada’s licensing regimes, have experienced demand and supply issues. The Company believes the states of Nevada and Ohio have learned from these mistakes by issuing their licenses in stages in order to help stabilize the market and provide each state the opportunity to assess the market on a continual basis. The Company foresees this action taken by Nevada and Ohio as an attempt to stabilize the market;

ii.	The cost to renew and keep licenses in good standing on an indefinite basis is a relatively minor cost to the Company. The Company is not currently cash flow positive on a consolidated basis although it expects to be in the relative near term. Additionally, the Company recently completed a financing of CDN$8,000,000. Some of the proceeds of this financing will be used for working capital which will cover the costs of any renewals for the foreseeable future;

iii.	The Company has a history of renewing their licenses and keeping them in good standing;

iv.	The Company anticipates indefinite cash flows from its brands and licenses. The Company’s recent financing of CDN$8,000,000 is indicative of investor support and confidence in the long-term profitability of the assets.

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v.	The Company engaged third party business valuation consultants which agree with the indefinite lives of the licenses. The business valuation was an internal document to support the fair value of the licenses and used comparable companies as another justification for determining the licenses having an indefinite value; and

vi.	The Company’s auditors have also agreed with the Company’s conclusion that its licenses have in definitive lives.

Factor 1. Expected use of the Asset: Indefinite Life – (Negative Evidence)

i.	The Company realizes that cannabis currently remains federally illegal as a controlled substance and that the Company cannot provide any guarantees that the federal government will not intervene with state-level licensing regimes. However, the trend is towards state-level legalization of medical and recreational cannabis. The Company believes this trend is likely to continue as more polling seems to indicate that the majority of U.S. voters are now supporting cannabis legalization; and

ii.	The Company also realizes that legalization, at the state level, is relatively new for Nevada and Ohio. While the Company foresees that the regulations and licensing may be amended from time to time, the Company believes these changes will reflect amendments to product and compliance issues as opposed to laws amending the life of the licenses.

Factor 2: Any Provisions contained in Law/Regulation limiting Useful Life: (Positive Evidence)

Currently there are no state laws/regulations limiting the Useful Life of the brands and licenses.

Factor 2: Any Provisions contained in Law/Regulation limiting Useful Life: – (Negative Evidence)

Currently cannabis remains federally illegal as a controlled substance and the Company cannot provide any guarantees that the federal government may not intervene with the states’ issuance of cannabis related licenses. However, the Company has operated since 2014 and has had no issues with the federal government in respect of the life of its licenses. Despite fact the federal government has scheduled cannabis as an illegal drug, states continue to legalize cannabis under state-level medical and recreational licensing regimes. The Company believes this trend is more likely than not to continue, regardless of the federal government’s stance.

Factor 3: Historical Experience of Renewing Licenses (Positive Evidence)

The Company has a history of renewing its licenses and keeping them in good standing.

Factor 3: Historical Experience of Renewing Licenses (Negative Evidence)

The Company has a history of renewing its licenses and keeping them in good standing.

In summary, the Company has weighed the factors in recording its brands and licenses with indefinite lives by evaluating the Company’s history and ability to renew its licenses, its expected cash flow projections, state licensing and regulation trends and current federal laws in the markets where the Company currently operates (Nevada and Ohio). The factors, on balance, provide strong evidence that the industry, while in its early stages, is expected to continue to grow indefinitely. Additionally, recent polls seems to suggest a majority of US voters are in favor of legalization, which can often positively affect the direction of legislation. The Company accepts the fact that the licensing and regulations may change from time to time, however the Company does not foresee these changes to impact the life of the brands and licenses, but rather, the Company expects such changes to address product and sales compliance issues. The Company anticipates indefinite cash flows in the near future and has sufficient capital to cover the renewals of each of its licenses for the foreseeable future. Even if the Company did not reach positive cash flows in the near term, it is highly unlikely the Company would not be able to fund or finance the renewal of its licenses considering the relatively minor cost of renewal, versus the market value of the license. The value of these limited licenses can be conservatively estimated at a multi-million dollar value.

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•	Your response acknowledges that your brands as well as the licensing and regulatory programs in each of these states are relatively new but does not appear to acknowledge the significant weight against your conclusion that these facts warrant.

Company Response:

While the Company understands that the medical and recreational cannabis industry is a relatively new industry, which can create uncertainty, the Company believes states such as Nevada and Ohio have learned from states that implemented licensing regimes for cannabis in the past. Specifically, the Company believes Ohio and Nevada have learned that limiting the number of licenses within their respective states create increased demand and increased value for these licenses. The Company is not aware of any state that has imposed or is planning to limit the lives of current license holders or to add expiration dates to any current licenses. After considerable expense and time acquiring and branding these licenses, and with the relatively immaterial cost to renew and keep the licenses active and in good standing, it is not foreseeable that the Company would use the license for any period of time other than an indefinite period of time. It is anticipated that the Company will renew its licenses in perpetuity due to the low cost and efforts of renewal with cash from operations or cash from equity and/or debt financings and foresees cash flows in perpetuity from the licenses. The Company currently has sufficient funds on hand to renew its licensing for the foreseeable future due to closing its recent CDN$8,000,000 financing. Additionally, the Company has been continually improving its yields and expanding its facility capacity and anticipates cash from operations will soon be able to fund all license renewals in perpetuity.

•	You state that the renewal costs of the licenses are immaterial; however, in light of your negative cash flows, it appears that the combined costs of renewing and maintaining the licenses are not necessarily immaterial to your current operations and liquidity.

Company Response:

The Company recently closed a financing of CDN$8,000,000. Renewing and keeping the licenses in good standing is a relatively minor cost for the Company and it is not foreseeable that the Company would not pay its relatively insignificant license fees. Additionally, the Company has been continually improving its yields and expanding its facility capacity and anticipates cash from operations will soon be able to fund all license renewals in perpetuity.

•	You state that you expect the licenses to contribute to cash flows indefinitely; however, the nascent stage of the license program and market combined with the fact that your activity under these licenses has not yet produced positive cash flows from operations must also be considered.

Company Response:

The Company understands that the market is at a relatively early stage, especially as it relates to recreational cannabis (the sale of which was only legalized in July of 2017). However, the Company’s operations have continued to expand and have become more efficient over time. Prior to November 2017, the Company’s cannabis operations were operated by a private corporation with very limited access to capital. In November 2017, the private company was acquired by a public company that has access to public financings. The Company recently completed a CDN$8,000,000 financing and the current market capitalization is approximately CDN$52,000,000 (using the Company’s November 29, 2018 closing share price).

•	The example you cited from ASC 350-30-55 is for a "prominent women's sportswear line under Brand W." It is not clear that your brands are prominently recognized and widely established in the sense of this example, and therefore that example does not appear analogous to your situation.

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Company Response:

Since 2014, the Company has received numerous awards within the industry recognizing its Body and Mind brand name products. The Company’s cannabis products have won numerous awards including the Las Vegas Hempfest Cup 2016, High Times Top Ten, the NorCal Secret Cup and the Emerald Cup. While the Company understands that its’ brand name may not be a household name, within the industry, it has been recognized amongst its peers and received awards. The Company’s products are also well distributed, being sold in the majority of dispensaries in Las Vegas, Nevada.

•	The inherent and fundamental legal questions surrounding the interplay between federal and state law create additional uncertainties warrant consideration as part of your conclusion about an indefinite life for your brands and licenses.

Company Response:

Currently, cannabis remains federally illegal as a controlled substance and the Company cannot provide any guarantees that the federal government may not intervene with the state-level cannabis licensing regimes. However, the Company has operated since 2014 and has had no issues with the federal government in respect of the life of its licenses. Despite the fact the federal government has scheduled cannabis as an illegal drug, states continue to legalize cannabis under medical and recreational licensing.

Recent polling of US voters indicates that the majority of voters believe the government should legalize cannabis, either for medical or recreational purposes, or both. The Company believes this trend is more likely than not to continue and will put more and more pressure on the federal government to change its position.

•	The news reports of recent market saturation and reduced pricing experienced in certain markets where cannabis products have been legalized is an indication that competition is still an important factor to consider in these markets.

Company Response:

The limited number of state of Nevada and Ohio cultivation, production and dispensary licenses currently issued is expected to help stabilize the cannabis markets within each state. The Company is aware that some states which have issued licenses prior to the implementation of Ohio and Nevada’s licensing program have experienced demand and supply issues. The Company believes the State of Nevada and Ohio have learned from these mistakes by issuing their licenses in stages in order to help stabilize and assess the market on a continual basis. The Company foresees this action taken by the states as an attempt to provide a more relatively stable market.

•	While the growth potential of the markets for your brands and licenses is a positive attribute in their valuation, the overall uncertainty of the markets must be carefully and appropriately considered when determining whether they have an indefinite life.

Company Response

The Company is aware that the overall uncertainty of the cannabis market is a real concern as it relates to the determination of whether the brands and licenses have an indefinite life. Because of the overall uncertainty of the cannabis market, the Company cannot make predictions on the status of the markets with any certainty. As a result, the Company has made assumptions based on certain trends on a more likely than not basis. The Company has also made estimations such as cash flow projections in its assessment in determining the life of the assets. In summary, the Company has weighed both the positive and negative factors in this assessment and has determined that the useful life of its licenses are indefinite.

Commission Comment:

Consolidated Annual Financial Statements of Body and Mind Inc.

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Note 6 Loans Payable, page 80

3. Please address the following regarding to your response to prior comment seven:

•	The restated amount pursuant to your response and the Note 13 on page 84 of this filing is $10,091 in fiscal year 2017. However, you disclose that $4,138 was recognized as a capital transaction in fiscal 2017 in the Note 6. Also, you disclose that the gain from forgiveness of debt were $18,345, $19,903, and $19,668 in fiscal year 2017. The sum of those three amounts is not equal to $51,963 from your response and the Note 13. Please revise to reconcile the differences

•	Please have your independent auditor provide an updated audit report that references the restatement and is dual dated to acknowledge the changes in the financial statements.

Company Response:

The Company has revised Note 6, Loan Payable, in its restated July 31, 2017 audited financial statements. Note 6 is consistent with Note 13. The auditor has updated the audit report referencing the restatement and has triple dated for the restatements that have been made to date.

Commission Comment:

Form 10-K for the Year Ended July 31, 2018

Consolidated Financial Statements of Body and Mind Inc.

Note 11. Business Acquisition, page 52

4. Please address the following regarding your prior comment six about your intangible impairment analysis:

•	You state that your intangible assets would be tested for impairment as of July 31. Please provide us with the summary of the impairment analysis for your brand and license intangibles as well as your goodwill as of July 31, 2018.

Company Response:

The Company considered whether there were any indicators of impairment regarding the Company’s brands, licenses and goodwill, all which together are considered one reporting unit, as at July 31, 2018. The Company’s summary of its impairment analysis is as follows.

1)	The test is to uncover whether the carrying value of the Company’s brands, licenses and goodwill is greater than the sum of the undiscounted future cash flows; and

2)	If the Company’s brands, licenses and goodwill is greater than the sum of the undiscounted future cash flows, the Company should record an impairment expense for the difference between the carrying value and the fair value.

The Company assessed the following:

1)	The Company is of the view that its anticipated net positive cash flows increased during the period November 14, 2017 and July 31, 2018 and that this trend is expected to continue for the foreseeable future;

2)	The Company’s brands, licenses and goodwill had a carrying value of $10,807,721 and total assets were $15,510,964 as at July 31, 2018.

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i.	On December 12, 2017, the Company announced a proposed transaction with Friday Night Inc. (TGIF), which contemplated TGIF issuing 115,000,000 TGIF shares in exchange for all of the issued and outstanding shares of the Company. TGIF’s closing stock price on the date the letter of intent was executed (December 20, 2017) was CDN$1.00/share. This valued the transaction at approximately CDN$115,000,000. The Letter of intent was subsequently terminated.

ii.	On October 30, 2018, the Company announced that it had signed an investment agreement with Australis Capital Inc. (“Australis”), whereby Australis acquired 16,000,000 units of the Company at CDN$0.40 for gross proceeds of CDN$6,400,000. Each unit comprised one common share and one share purchase warrant. In addition, Australis has subscribed for and purchased unsecured convertible debentures in the principal amount of CDN$1,600,000 bearing an interest rate of 8% per annum, maturing after 2 years. Assuming that any share purchase warrants and/or stock options outstanding prior to the Financing do not get exercised, upon closing of the Financing, Australis would hold approximately 25% of the currently issued and outstanding Common Shares of the Company. Further, using the same assumptions as above and assuming the exercise of the warrants and the conversion of the debentures, Australis would hold approximately 35,142,000 Common Shares of the Company, representing approximately 42% of the issued and outstanding Common Shares of the Company. This values the Company at approximately CDN$19,048,000 (($6,400,000+$1,600,000)/0.42). The transaction closed on November 2, 2018.

iii.	The Company’s market capitalization on November 5, 2018 was approximately CDN$57,000,000 according to Yahoo Finance closing share price.

Taking into account the items listed above, it is the Company’s view that the Company’s brand, licenses and goodwill, together, had a fair value which has not fallen below its carrying value at July 31, 2018 and that the fair value would be considered substantially in excess of carrying value.

•	Revise to disclose the date you last tested intangibles and goodwill for impairment for the reporting units.

Company Response:

Impairment Testing Date: November 5, 2018

•	Clearly identify the level of your reporting units used for impairment testing.

Company Response:

The Company’s brands, licenses and goodwill, together are considered one reporting unit.

•	Tell us and disclose whether any of your reporting units had a fair value that was not substantially in excess of carrying value.

Company Response:

No reporting units had a fair value that was not substantially in excess of carrying value.

•	For those reporting units, tell us and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Company Response:

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The Company only has one reporting unit. At the date of impairment testing the brands, licenses and goodwill was approximately 267% above its carrying value.

•	Disclose a description of the methods and key assumptions used and how the key assumptions were determined.

Company Response:

The methods and assumptions used to determine whether there has been any impairment to the long-lived assets were as follows:

Determine if the expected undiscounted future cash flows exceeded the carrying values. Assumptions used were:

i.	No change in the state of Nevada or Ohio cannabis regulatory environment;

ii.	No change in the general cannabis market conditions in the state of Nevada and Ohio;

iii.	No change in the federal government current stance on interfering with the state of Nevada and Ohio licensing; and

iv.	Market capitalization is reflective of a price that would be received on the sale.

•	Revise to provide a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

Company Response:

Assumption: No change in the state of Nevada or Ohio cannabis regulatory environment.

•	The Company is not aware of any new changes proposed to the Nevada and Ohio cannabis licensing regime but cannot be certain that no changes will occur. The Company has a history of keeping its licenses in good standing and has been able to adjust to any prior regulatory changes. The Company expects changes to the regulatory environment in the future as the industry matures, but is assuming the changes will relate to such areas as product compliance issues (as has happened in the past), and which the Company has successfully adapted to such changes.

Assumption: No change in the general cannabis market conditions in the state of Nevada and Ohio.

•	The Company is aware that supply and demand issues are always a concern, but is making the assumption that the State of Nevada and Ohio have managed the number of licenses to an acceptable uncertainty level and will be monitoring the market on a continual basis to assess supply and demand issues.

Assumption: No change in the federal government current stance on interfering with the state of Nevada and Ohio licensing.

•	The Company sees a trend in new states legalizing medical and recreational cannabis due to the support of its voter base. The Company is making the assumption that the federal government’s stance on legalization is at odds with the majority of its citizens and that interfering with the states licensing, in that regard, would be at odds with the view of the majority of its citizens.

Assumption: Market capitalization is reflective of a price that would be received on the sale of the assets by willing and knowledgeable market participants.

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•	The Company is assuming that market capitalization can be a fair representation of the fair value of the Company. Uncertainty can be minimized with a more consistent market capitalization over time.

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638 at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

/s/ Michael Shannon
Michael T. Shannon
MTS/md